**SPC CAPITAL MARKETS LLC**
**(A Wholly Owned Subsidiary of SPC Capital Markets Holdings LLC)**

**Statement of Financial Condition**
**December 31, 2021**
(With Report of Independent Registered Public Accounting Firm)

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

| OMB APPROVAL | |
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| Expires: | October 31, 2023 |
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# ANNUAL  AUDITED  REPORT
# FORM  X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-70650** |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING _____12/31/2021_____

MM/DD/YY        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  SPC Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Horseneck Lane

(No. and Street)

| Greenwich | CT | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Chung | 212-751-4422 | mchung@stonepoint.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

| 345 Park Ave, 4th Floor | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | | 185 |
|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Michael Gregorich</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>SPC Capital Markets LLC</u>, as of <u>December 31,</u>, 2<u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



**LORI ALESSI**
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 20<u>25</u>

Signature: _____

Title: Chief Operating Officer

<u>Lori Alessi 2-10-22</u>
Notary Public

### This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**SPC CAPITAL MARKETS LLC**
**Table of Contents**
**December 31, 2021**



KPMG LLP
677 Washington Boulevard
Stamford, CT 06901

**Report of Independent Registered Public Accounting Firm**

To the Member and the Board of Managers
SPC Capital Markets LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of SPC Capital Markets LLC
(the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Stamford, Connecticut
March 24, 2022

**SPC CAPITAL MARKETS LLC**
**Statement of Financial Condition**
**As of December 31, 2021**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 15,466,056 |
| Accounts receivable | | 2,821,831 |
| Prepaid expenses | | 18,689 |
| Total assets | $ | 18,306,576 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Due to related party | $ | 491,388 |
| Accounts payable and accrued expenses | | 30,880 |
| Total liabilities | | 522,268 |
| Member's equity | | 17,784,308 |
| Total liabilities and member's equity | $ | 18,306,576 |

The accompany notes are an integral part of the financial statement.

**SPC CAPITAL MARKETS LLC**
**Notes to the Financial Statement**
**December 31, 2021**

1.      **Organization**

SPC Capital Markets LLC (the "Company"), a wholly-owned subsidiary of SPC Capital Markets Holdings LLC (the "Parent"), is a Delaware limited liability company organized on June 20, 2019. Pursuant to its membership agreement dated January 17, 2020, the Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company was formed to facilitate the arranging, structuring, underwriting and distribution of securities.  The Company also intends to act as placement agent in private placements and as a financial advisor to participants in mergers, acquisitions, sales, real estate syndications and dispositions of companies.

2.      **Summary of Significant Accounting Policies**

**Basis of Presentation**
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification (the "Accounting Standards" or "ASC") as the source of authoritative accounting principles in the preparation of the accompanying financial statements. The U.S. dollar ($) is the functional currency of the Company.

**Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounts receivables are estimates in that they are known fee receivable amounts less estimated transaction related expenses owed to the lead underwriters upon prior settlement of the transaction. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  There were no cash equivalents or restricted cash balances at December 31, 2021.

**Accounts Receivable**
Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

**Allowance for Credit Losses**
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the

Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2021.

**Accounts payable and accrued expenses**
The Company records expenses in the period in which they are incurred.

**Income Taxes**
The Company is a single member limited liability company treated as a disregarded entity for income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

**Reserves for Contingencies**
The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2021, the Company did not have a reserve for contingencies.

**Recent Accounting Standards**
Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial positions, result of operations or cash flows.

3. **Cash**

The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits. As of December 31, 2021, cash held in a bank deposit account is $15,466,056. Throughout the year and as of December 31, 2021, there were no restricted cash balances.

4. **Indemnifications**

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects

the risk of loss to be remote.

5. **Related Party Transactions**

The Company is related through common ownership to Stone Point Capital LLC ("Stone Point"). The Company has entered into an Administrative Services Agreement ("ASA") with Stone Point. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated by Stone Point to the Company. At December 31, 2021, the Company owed $491,388 to Stone Point in connection with the ASA.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the ratio exceeds 10 to 1. At December 31, 2021, the Company had net capital of $14,943,788 which was $14,843,788 in excess of its required net capital of $100,000.

7. **Covid-19**

The coronavirus ("COVID-19") outbreak continues to be a major global health crisis. The Company believes that any adverse impact on its business relating to COVID-19 would be driven by a number of factors that the Company is unable to predict or control, including, for example: the severity and duration of the pandemic (including the impact of new COVID-19 strains); the pandemic's continued impact on the U.S. and global economies; the timing, scope and effectiveness of additional governmental responses to the pandemic; the timing and speed of economic recovery, the availability and effectiveness of new treatments and continued roll-out of COVID-19 vaccines, including booster vaccines.

8. **Subsequent Events**

Management has evaluated events and transactions subsequent to the statement of financial condition date through March 24, 2022, the date that these financial statements were issued. There were no subsequent events outside the ordinary course of business requiring adjustment to or disclosure in these financial statements.